Contact

www.linkedin.com/in/danielbrian
(LinkedIn)

Top Skills

Artificial Intelligence (AI)
Digital Marketing
Brand Development

Certifications

Microsoft certified partner for branded TV channels and movie subscription services.

Daniel Brian Cobb

Founder, DBA Worldwide | MyStreme AI TV
Detroit Metropolitan Area

Summary

I serve businesses that serve families – Family streaming services, family films, franchise, finance, healthcare, retail chains, e-commerce, food & wellness brands that desire to lead their respective categories. I believe brand leadership is not built on analytics and digital tools alone, but on performance against a passionate vision. Our vision is simple...

VISION: "Better Brands for a Better Human Condition"

I've found success in the social economy is a science that follows an authentic contribution to society rather than social manipulation through media. My goal is to provide true brand value through creative and technology solutions that will grow your double-bottom-line: sales and social impact.

COMPANIES SERVED:
- MyStreme
- OneDoor Studios
- Rocket Mortgage
- Disney
- Warner Bros.
- Sony
- Coca-Cola
- Chick-fil-A
- Hungry Howie's
- Domino's Pizza
- General Motors
- Wholefoods
- University of Michigan
- Henry Ford Health System
- Cincinnati Children's Hospital
- Meijer
- GlaxoSmithKline
- Valley Children's Healthcare

- Valley Health Plan
- Health Alliance Plan
- Blue Cross Blue Shield
- AstraZeneca
- Pfizer
- Merck
- Flagstar Bank
- Citizens Bank
- Microsoft

Best selling author and motivational speaker. Learn more at danielbrian.com or watch the videos below. See Dan speak on his book in the video titled, "Surfing the Black Wave Presentation for Quicken..."

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Experience

MyStreme
Founder, Chief Executive Officer
January 2024 - Present (1 year 4 months)
Rochester, Michigan, United States

Daniel Brian Advertising
33 years 2 months

Founder, Chairman, DBA Worldwide
June 2023 - Present (1 year 11 months)
USA

FULL SERVICE ADVERTISING + DIGITAL MARKETING AGENCY
Better Brands for a Better Human Condition

Chief Strategy Officer, CEO
March 1992 - Present (33 years 2 months)
USA

DBA is an advertising and marketing firm headquartered in Rochester, Mich, (near Detroit) with sales offices in LA, Dallas and Miami. As a full service ad agency, DBA offers a vast range of capabilities with a unique strength in artificial intelligence apps, social media, digital content marketing, TV branded entertainment and rich media Internet solutions.

View video overview at the following link: http://vimeo.com/113548679

Brand Strategy, DBA Healthcare
October 2008 - Present (16 years 7 months)
USA

WeGo.One
Founder, WeGo.One
January 2023 - Present (2 years 4 months)
Santa Barbara, California, United States

Founding Member of MyStreme, the streaming service from the Crowd Creations at WeGo.One

CROWDFUNDING ENTERTAINMENT & AI TV: The World's First Fan-Funded and Fan-Created Entertainment Fund. WeGo.One Crowd Creations with One Door Studios and MyStreme provide everything you need to get involved in the movie business, starting with just a credit card swipe.

AdBox
Founder, Chairman
March 2020 - Present (5 years 2 months)
Rochester, Michigan, United States

Forbes Agency Council
Marketing Innovation Thought Leader
April 2016 - Present (9 years 1 month)
New York, New York

Author and editor on digital marketing innovation

Campbell Ewald
Art Director
1991 - 1993 (2 years)

Work included creative development for Crowne Plaza Resorts, Continental Airlines, IBM, Ameritech and General Motors.

P&G Marketing
Art Director
1990 - 1991 (1 year)

Work included creative development for Premiere Video, Comfortmaker and Gerber Baby Food.

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Education

Michigan State University

Bachelor's Degree, Advertising · (1987 - 1990)

Oral Roberts University

Television Production, Commercial and Advertising Arts · (1986 - 1987)